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                                        Filed by Amgen Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company:  Immunex Corporation
                                                       Form S-4 File No. 0-12406


This filing relates to the proposed acquisition ("Acquisition") by Amgen Inc. ("Amgen") of Immunex Corporation ("Immunex") pursuant to the terms of an Agreement and Plan of Merger, dated as of December 16, 2001 (the "Merger Agreement"), by and among Amgen, AMS Acquisition Inc. and Immunex. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Amgen on December 17, 2001 and is incorporated by reference into this filing.

The following is an article included in Amgen's Weekly News distributed to Amgen's staff by email on March 8, 2002:

Business Week, March 18, 2002

Amgen: Up from Biotech

Kevin Sharer wants to turn the 22-year old company into another Johnson &
Johnson.

Does he have the drugs and the marketing savvy to succeed?

Kevin W. Sharer, the chief executive of Amgen Inc., the world's biggest biotech company, decided he was meant to be a leader just about the time he started taking orders. At age 27, in the middle of the Cold War and five years into his career in the U.S. Navy, Sharer oversaw the construction of a nuclear submarine and trained the crew to take it to sea. He even stood up to the famous Admiral Hyman G. Rickover, the man who created the "nuclear navy," when Rickover questioned him about the engineering methods he had used. "This small, elderly, cantankerous gentleman was yelling at me at the top of his lungs," Sharer recalls. "I had to tell him I was right. It was kind of risky. He got this twinkle in his eye, he smiled, and ultimately, he signed off on my work." It seemed that the young officer had a promising future in the military.

But Sharer, whose father was a Navy pilot, knew he would have to wait years to take command and spend much of that time away from his wife and two children. Instead, he turned to the corporate world, where he hoped he could move up the ranks more rapidly. If anything, though, he grew less patient. He joined General Electric Co. in 1984 but left in 1989 when he realized he wasn't a serious contender for the top job. After two years at what was then MCI Communications Corp., he resigned for the same reason. As his father, Keith, says: "It was never fast enough for him."

When Sharer came to Amgen as president and chief operating officer in 1992, he knew

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little about the biotech industry. In fact, when a recruiter called about the position, he hadn't even heard of Amgen. But he soon figured it was a company that he could run one day.

One day finally came in May, 2000. Since then--indeed, well before then--Sharer has had a single goal: to make Amgen into another Johnson & Johnson, a major force in health care, but without the Band-Aids and shampoo. Sharer is as impatient as ever. He's taking on J&J not only in the marketplace but in the courtroom. (Sharer is suing to regain the U.S. marketing rights to a hugely successful drug Amgen licensed to J&J back in 1985, now sold as Procrit.)

As ambitions go, Sharer's is quite grand. If he succeeds, he'll be the first from the biotech world to join the coterie of top pharmaceutical executives. And Amgen, all of 22 years old, will be ranked with companies that for the better part of a century have been selling the world's most widely used drugs.

If Sharer isn't able to take Amgen to the next level, he risks having one of the big players devour his company, the fate of many biotechs thus far. For now, Amgen's stock, at about $60, is expensive enough to protect the company from unsolicited offers. Investors have confidence in Sharer, who, after all, has been at the company for almost a decade. And they seem to believe he can really turn the biotech into a full-grown pharmaceutical. That could all quickly change, though, if Sharer fails to deliver on his aggressive promises of growth. "My major failure would be to see Amgen get acquired and we disappear," Sharer says.

Sharer, now 54, brought Amgen to a critical turning point in December when he set out to acquire another biotech company, Immunex Corp. in Seattle, for $16 billion in cash and stock. The deal is the most expensive ever in the industry, but it will give Amgen an $800 million drug, Enbrel, a leading remedy for rheumatoid and psoriatic arthritis. The new Amgen will have revenues of at least $5.5 billion and, with a combined market value of about $80 billion, would be in the same league as such well-established pharmaceuticals as Eli Lilly and Aventis. But to really become a major drug company, Sharer will have to transform the way Amgen does business. Its research and development has to be more consistent, its sales force more disciplined. And it has to master the science of consumer marketing, though it has yet to run a single TV ad. In short, says Sharer, "we have to learn to be competitive."

If anyone can make the leap, it's Sharer. Amgen, unlike many biotechs, has the drugs: Epogen, which treats anemia in dialysis patients, and Neupogen, used to forestall infections in some chemotherapy patients, are among the most successful biotech drugs ever. Last year, most of Amgen's $4 billion in sales and $1.7 billion in operating income came from the pair. And soon they'll be joined by Enbrel.

Sharer has also put together a management team with an array of crucial skills. Roger Perlmutter, a well-respected scientist and former research executive from Merck & Co., oversees R&D. George Morrow, who heads up marketing, learned the discipline


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in the 1990s while at what was then GlaxoWellcome Inc. Dennis M. Fenton, who is in charge of operations, is a 20-year Amgen veteran who knows the company like no one else. The chief financial officer, Richard Nanula, is new to the industry, but not to corporate transformations. He helped turn around Euro Disney.

Amgen may be the world's biggest biotech, but it's still pretty small for a pharmaceutical. Even after the Immunex deal, which should close later this year, Amgen's sales will be just a sixth of Johnson & Johnson's. Sharer has promised that after the acquisition, and for the near future, Amgen's average annual revenue growth will be about 30% and its profit growth 25%. That would be quite an increase over last year, when sales grew just 10% and operating earnings were flat.

Everything has to go right for Sharer to reach that target: He has to devote considerable energy and resources to marketing while developing a lineup of lucrative drugs that treat a broad range of diseases. But Amgen doesn't yet have a sales force that can compete with those of the big pharmaceuticals, companies that have spent dozens of years and millions of dollars honing their presentations to doctors and potential patients. And even established companies such as Merck & Co. and Bristol-Myers Squibb Co. are having trouble bringing drugs to market. Sharer may have made matters even more difficult by paying such a high price for Immunex, a company that offers Amgen only one big product.

Until recently, Amgen has succeeded without having to directly face any rivals. Founded in 1980 in Thousand Oaks, Calif., it came to prominence in the 1990s with just two products: Epogen and Neupogen, the only drugs of their kind. Last September, Amgen finally launched a third potential blockbuster, Aranesp, which is a long-acting version of Epogen that will be marketed to kidney disease and cancer patients. Then in a matter of four months, the Federal Drug Administration approved two other products: Kineret, another treatment for rheumatoid arthritis, and Neulasta, a long-acting version of Neupogen.

Here's where Johnson & Johnson comes in. Aranesp and Enbrel are competing against well-regarded products sold by J&J. That alone would make the two companies rivals. But in fact, the two have been fighting legal battles for the past decade.

Talk about bad blood. They first came into contact in 1985: Amgen had nowhere near enough resources to launch an anemia-fighting protein it had discovered, so it sold the bulk of the marketing rights to J&J. The drug that J&J developed from the molecule, Procrit, turned out to be a huge $3.4 billion-a-year hit, and it is the one that Aranesp is taking on. In 1991, Amgen took the unusual step of suing J&J for violating various terms of that first agreement. So far, they have settled four separate disputes in arbitration; Amgen prevailed in the most important ones.

Dispute No. 5 was in limbo when Sharer took over. He decided to press ahead, charging that J&J is selling Procrit for use by dialysis patients, a market that is supposed to be Amgen's exclusive domain. The judge could deliver his decision by the end of the


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summer. It's possible that Amgen will regain all the U.S. marketing rights to
Procrit; it's more likely, though, that Amgen will win damages and J&J will have to limit its ambitions. "Amgen has nothing to lose," says Mark Wicker, a partner in the San Diego office of law firm Gray Cary Ware & Freidenrich. For Johnson & Johnson, though, the verdict could have serious consequences. Procrit is its top-selling prescription drug, and losing even a piece could cost the company hundreds of millions. A company spokes-man says there is no basis to terminate J&J's U.S. licensing rights to Procrit or for Amgen to obtain damages.

Sharer hasn't only been playing tough against J&J. He has been introducing discipline to Amgen. His critics there, most of whom have since left, called it regimentation. When he joined, Amgen, like most biotechs, was still operating as if it were a startup: Executives made decisions based on conversations in the hallways, scientists didn't always consider the market, and salespeople didn't have to account for their output in detail. Now, Sharer says, the days of "winging it" are over. Sharer was hired to help expand Amgen's sales efforts at a time when the company was just beginning to realize the promise of Epogen and Neupogen. Sharer first separated the two sales forces so each could gain more expertise in their particular markets. By 1995, sales had nearly doubled, to $1.9 billion.

When Sharer became CEO, he and Morrow began rewarding reps based on their individual performance rather than on overall regional results. And the new bosses required them to make a certain number of sales calls each week--Kineret representatives have to visit five doctors a day. They also have to record details of their conversations on handheld computers, a practice big pharmaceuticals use to allow managers to quickly spot ineffective sales tactics and change them.

Sharer has also taken it upon himself to educate the staff in the ways of the business world. In 1997, he invited about 20 company vice-presidents to a series of lunchtime meetings in which he used case studies to teach about strategy and leadership. And he doesn't let up on folks outside the office, either. Early this year, he invited several colleagues to his second home in Bachelor Gulch, Colo., and then made everyone take lessons with a ski instructor for two days. "Even when you relax with Kevin, you're working," says Fenton.

Sharer's blustery confidence and blunt manner haven't always sat well at Amgen. Researchers resented the fact that he was an outsider, he wasn't a scientist, and that he wanted to make Amgen more corporate. He sometimes sent back their presentations, demanding they boil down complicated topics to three bullet points. To some, that was an insult. To him, it was simply a matter of clarity.

Sharer's military experience left him with an unflappable certainty of purpose. After leaving the Navy in 1978 and completing his MBA at the University of Pittsburgh at night, he talked his way into a job at McKinsey & Co. "He was so persistent that we figured we should take a flier on him," recalls Ron Bancroft, a Naval Academy grad who was then a partner in McKinsey's office in Washington, D.C. Two years later, Sharer was recruited to work in corporate development at GE. There, he was part of a group that


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pushed for the $6.3 billion acquisition of RCA in 1986--then the largest nonoil acquisition in history. Sharer recalls one meeting when CEO Jack Welch asked everyone for their opinions of the deal. "I analyzed 300 acquisitions, and this is absolutely the best one," Sharer replied. Some of his co-workers blanched at his audacity, but Sharer says Welch "came down to my office and said, `Hey, Kevin, good job.' He expected me to play hard. I loved it."

But Sharer, then 41, surprised the boss by turning down the chance to manage GE's jet-engine division. "We tried to give him a big job," barks Welch. "But I guess he needed something more high-profile." Sharer left to become a marketing executive at MCI, then realized that internal politics would keep him out of the CEO's suite. "At best, I'd be No. 3," Sharer says. Two years later, he joined Amgen.

Sharer certainly gets much credit for turning Amgen into the leading biotech. But now he's in a different league. With its new drugs, the company faces direct competition from the biggest players in the industry. Sharer's success may ultimately hinge on how quickly he can build a sales and marketing force to meet that challenge. Just look at Aranesp, which should have an advantage over Procrit, since it has to be injected less often. But sales of Aranesp are slower than analysts predicted. In the last three months of 2001, the drug's first quarter on the market, sales reached $37 million, less than the expected $40 million to $80 million.

J&J, meanwhile, isn't sitting back. It doubled its Procrit sales force, to 600, over the past three years and sent reps to medical conferences with virtual-reality simulators that allowed doctors to experience the symptoms of anemia. And since 1998, J&J has devoted $77.5 million to selling Procrit on the airwaves, according to Competitive Media Reporting. "J&J has proven to be brilliant when it comes to consumer advertising," says Gary Stibel of New England Consulting Group.

Indeed, some analysts are starting to wonder if Sharer acquired Immunex to shield the company from disappointment over Aranesp. "You could interpret the acquisition as a statement about Aranesp's potential," says Matt Gellar of CIBC World Markets. Sharer says he's not worried. "We haven't even moved into the oncology market, where we have our biggest potential," he says. "It's just too premature to be concerned."

Enbrel also comes with its own complications. Sharer has promised Wall Street that Amgen will eventually triple the drug's sales, to $3 billion. That won't be so easy, though. Immunex couldn't keep up with the demand for Enbrel last year and won't have a new plant in Rhode Island up and running until next year. That has allowed J&J, which produces its own rheumatoid arthritis drug, Remicade, to increase its market share from 32% to about 50% by the end of 2001, according to J.P. Morgan Chase & Co. analyst Michael Weinstein. Amgen will also soon face a competing drug from Abbott Laboratories. The price Sharer paid for Immunex is looking awfully high right now. "If Enbrel turns out to be a $2 billion product, this acquisition will not be positive," Sharer admits.


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And unless it can develop promising new drugs, Amgen doesn't have a hope of measuring up to Johnson & Johnson. Sharer and Perlmutter have tried to align the R&D departments more effectively. "The old view at Amgen was that researchers needed to operate in splendid isolation," Perlmutter says. Now, the scientists meet regularly with clinical-trial directors to discuss which new molecules have enough market potential to pursue. Sharer also hopes to boost research by acquiring or partnering with smaller companies.

It's far from certain, though, that Amgen will be able to grow for long at the pace Sharer has predicted. It's the Catch-22 of the industry: The bigger you are, the more blockbusters you need just to keep up.

At his desk, Sharer stares at a stark portrait of General George A. Custer, who fought the doomed battle of Little Big Horn. "It's good when you have a job like this to look at someone who overestimated his ability, underestimated his enemy, and lost everything," Sharer says. While that may not be particularly encouraging for employees and investors, they have to appreciate that he's willing to face the possibility of failure every day.

By Arlene Weintraub in Los Angeles, with Amy Barrett in Philadelphia

Additional Information and Where to Find It
-------------------------------------------

On January 31, 2002, Amgen filed a registration statement with the SEC containing a preliminary joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF AMGEN AND IMMUNEX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, IMMUNEX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by Amgen or Immunex with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex's Investor Relations department at 51 University Street, Seattle, WA 98101. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Amgen, Immunex and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Amgen and Immunex in favor of the Acquisition. Information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the proxy statement for Amgen's 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2001. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock is set forth in the proxy statement for Immunex's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2001. Investors and security holders may obtain more detailed


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information regarding the direct and indirect interests of Amgen, Immunex and their respective executive officers and directors in the Acquisition by reading the joint proxy statement/prospectus regarding the Acquisition.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including statements about Amgen's financial condition, results of operations, operating efficiencies or synergies and other matters related to Amgen's anticipated acquisition of Immunex. These statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Immunex Acquisition is terminated or that there are unexpected delays in obtaining Federal Trade Commission or other regulatory approvals; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described in the Securities and Exchange Commission reports filed by Amgen, including its most recent Form 10-Q and Registration Statement on Form S-4.

Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Amgen. Amgen assumes no obligation and expressly disclaims any duty to update information contained in this document except as required by law.

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